Mail Stop 4561

December 4, 2008

Keith S. Sherin
Chief Financial Officer
General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, Connecticut 06828

>    **Re:    General Electric Capital Services, Inc.**
>    **Form 10-K for the Year Ended December 31, 2007**
>    **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>    **File No. 000-14804**

Dear Mr. Sherin:

We have reviewed the above referenced filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2007

Notes to Condensed, Consolidated Financial Statements

Note 17. Operating Segments, page 72

1.  We note the significance of revenues from customers located outside the United
    States.  Please revise future filings to disclose revenues from external customers
    attributed to individual foreign countries if those revenues are considered
    material.  Refer to paragraph 38a of SFAS 131.  Additionally, in future filings
    please consider quantifying here or in MD&A, the amount of revenues and
    finance receivables by country or region as of each period end presented.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

2.  Considering the current condition of the financial markets and due to the potential
    significance of and complexity with accounting for impairment of securities,
    please consider disclosing the information identified in paragraph 17 of FASB
    Staff Position Nos. FAS 115-1 and FAS 124-1 in all future interim filings.

Note 6. Allowance for Losses on Financing Receivables, page 11

3.  Please revise your future filings to disclose the amount of your recorded
    investment in impaired loans for which there is a related allowance for credit
    losses and the amount of that allowance and the amount of your recorded
    investment in impaired loans for which there is no related allowance for credit
    losses.  Refer to paragraph 20.a. of SFAS 114.

4.  We note the apparent deterioration in the credit quality of your financing
    receivables based on increases in your nonearning receivables from December 31,
    2007 to September 30, 2008 and your disclosure of the continued deterioration in
    the U.S. and U.K. markets and certain other portfolios.  Please revise your
    disclosure in future filings to comprehensively bridge the gap between the
    increases in your nonearning receivables as a percentage of total financing
    receivables and other disclosures of deteriorating credit quality with the change or
    lack of change in your allowance for loan losses as a percentage of total financing
    receivables.  For example, consider disclosing in one section in your document,
    the breakdown of your allowance between your specific and general allowance
    for credit losses as of each period end presented.  For your specific allowance,
    disclose the total amount of loans that generated the specific reserves and describe
    why the amount of loans and related specific reserve increased or decreased.  For
    your general reserve, provide detailed quantified information in a tabular format
    to allow an investor to understand why the general reserve increased or decreased.
    Consider disclosing the general reserve and general reserve percentage by
    portfolio for each period presented and discuss the underlying factors that drove
    the increase or decrease in the reserve and reserve percentage.

\*     \*     \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3437 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,


Michael Volley
Staff Accountant

Keith S. Sherin
General Electric Capital Services, Inc.
December 4, 2008
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